UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 6, 2019

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of 2019 Annual General Meeting
On December 4, 2019, Atlassian Corporation Plc (the “Company”) held its 2019 Annual General Meeting (“AGM”). At the AGM, fourteen resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 23, 2019, were considered and acted upon. All fourteen resolutions were proposed and approved on a poll.
Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 7, 2019, the voting record date, there were 121,921,845 Class A ordinary shares and 122,244,735 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

	Resolutions	For	Against	Abstain
1.	To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2019 (the “Annual Report”).	1,312,337,942	183,236	1,619,566
2.	To approve the Directors’ Remuneration Report as set forth in the Annual Report.	1,302,017,611	1,532,505	10,590,628
3.	To approve the Directors' Remuneration Policy, as set forth in the Directors' Remuneration Report in the Annual Report.	1,253,667,807	49,859,311	10,613,626
4.	To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.	1,312,432,844	137,086	1,570,814
5.	To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.	1,312,228,890	369,257	1,542,597
6.	To re-elect Shona L. Brown as a director of the Company.	1,310,250,156	2,326,772	1,563,816
7.	To re-elect Michael Cannon-Brookes as a director of the Company.	1,312,565,771	76,601	1,498,372
8.	To re-elect Scott Farquhar as a director of the Company.	1,312,561,129	78,639	1,500,976
9.	To re-elect Heather Mirjahangir Fernandez as a director of the Company.	1,312,499,124	77,564	1,564,056
10.	To re-elect Sasan Goodarzi as a director of the Company.	1,310,209,423	2,364,784	1,566,537
11.	To re-elect Jay Parikh as a director of the Company.	1,310,175,881	2,402,861	1,562,002
12.	To re-elect Enrique Salem as a director of the Company.	1,309,380,324	3,193,843	1,566,577
13.	To re-elect Steven Sordello as a director of the Company.	1,312,318,769	249,948	1,572,027
14.	To re-elect Richard P. Wong as a director of the Company.	1,311,631,582	934,667	1,574,495

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 6, 2019	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)